

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 14, 2007

By facsimile to (212) 451-2222 and U.S. Mail

Mr. Glen M. Kassan
Chief Executive Officer
WHX Corporation
555 Theodore Fremd Avenue
Rye, NY 10580

Re: WHX Corporation
        Registration Statement on Form S-1
        Filed October 18, 2007
        File No. 333-146803
        Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and
        Subsequent Exchange Act Reports
        File No. 1-02394

Dear Mr. Kassan:

        We reviewed the filings and have the comments below.

        Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>S-1</u>

<u>General</u>

1.   We note that information is omitted throughout the registration statement. To the extent practicable, complete the information before amending the registration statement.

2.   Numerous disclosures throughout the registration statement make references to independent third parties, and the disclosures appear based at least in part on the work performed by the independent third parties for WHX or its subsidiaries.   For example, refer to "estimates from our actuary" and "estimates from WHX's actuary" on pages 21, 77, and F-10, "assistance of a third party specialist" on pages 48 and 60, "independent valuation specialists" on page 50, "actuarial valuation" on page 51, "consultation with its actuaries" on pages 85 and F-24, "advice of its actuaries" on page 85, and "advised by counsel" on pages 104, F-46, and F-109. Identify the independent third parties, and provide their consents as required by Rule 436(a) of Regulation C under the Securities Act.

3.   Disclosure indicates that WHX intends to file by amendment some exhibits, including the legality opinion and amendments to loan and security agreements. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

4.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

<u>Registration Statement's Facing Page</u>

5.   Include WHX's SIC code number as required by Form S-1.

<u>Recent Developments, page 4</u>

6.   Identify the manufacturer with whom H&H entered into the September 19, 2007 agreement to purchase its outstanding common stock.

<u>Oversubscription Rights, pages 6 and 29; What Is The Oversubscription Right?, page 12; Protection Mechanics, page 37</u>

7.   Disclosure states that to maximize the offering's proceeds, stockholder reductions may not be made proportionately "in certain circumstances." Describe briefly what the phrase "in certain circumstances" encompasses.

Material United States Federal Income Tax Consequences, page 7; What Are The Material United States Federal Income Tax Consequences Of Exercising My Subscription Rights?, page 16; Material United States Federal Income Tax Consequences, page 132

8.   Explain why WHX is unable to provide "will not," "will," and "will be" rather than "should not," "should," and "should be" conclusions on the United States federal income tax consequences, and disclose any risks to holders resulting from the uncertainty.

9.   Since the United States federal income tax consequences appear material to an investor and WHX makes a representation of the tax consequences in the registration statement, Item 601(b)(8) of Regulation S-K requires that WHX file a tax opinion supporting the tax matters and consequences described in the registration statement. Please file the tax opinion and related consent as exhibits to the registration statement. In addition, please name tax counsel here, and disclose tax counsel's conclusion here in your summary.

10.   If WHX elects to file a short form tax opinion, note that the opinion filed as an exhibit and the registration statement both must state clearly that the discussion in the registration statement constitutes the opinion. Neither the opinion nor the registration statement may state merely that the discussion in the registration statement is a fair and accurate summary of the tax consequences.

How Was The $[---] Per Share Subscription Price Established?, page 13; The Subscription Price Determined For This Offering Is Not An Indication Of Our Value, page 26; Subscription Price, page 35

11.   Identify the independent legal counsel and the financial advisor that advised the board of directors' special committee.

Risk Factors, page 18

12.   This section's first paragraph includes the phrase "as well as other risks not currently known to us or that we currently deem immaterial." Since WHX must disclose all risks that it believes are material, delete this phrase.

Our Results Of Operations May Be Negatively Affected By Variations In Interest Rates, page 23; Interest Rate Risk, page 89

13.   Disclosure states that WHX's credit facilities are variable rate obligations. Quantify in dollar amounts the effect that a one percent increase or decrease in interest would have on WHX's obligations under its credit facilities.

Litigation Could Affect Our Profitability, page 24

14.   Disclosure states that WHX makes accruals as it believes warranted. State the amounts of accruals that WHX has made as of the latest date practicable.

Subscription Price, page 35

15.   Please revise to explain in more detail how the board of directors' special committee determined the subscription price, including the material differences between the per share subscription price and the fair value of the common stock as of the most recent date practicable. Please use quantification in your revised disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

16.   For any credit facility or other financial instrument that requires WHX or its subsidiaries to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Further, state whether WHX and its subsidiaries are in compliance with the ratios and tests as of the most recent date practicable.

Summary of Commitments, page 79

17.   In both of your tables of contractual obligations on pages 79-80, please include a total row at the bottom of each table.

Raw Materials, page 96

18.   Clarify whether the raw materials used by H&H in its non-precious metal operations is readily available from more than one source. See Item 101(c)(1)(iii) of Regulation S-K. We note the disclosure that all precious metal raw materials used by H&H is readily available from several sources.

Mr. Glen M. Kassan
November 14, 2007
Page 5

Capital Investments, page 97

19.   Disclosure states that H&H anticipates its capital expenditures will approximate
       depreciation, on average, over the next few years. Quantify H&H anticipated capital
       expenditures.

Patents and Trademarks, page 99

20.   State the duration of material patents. See Item 101(c)(1)(iv) of Regulation S-K.

Arista Development LLC v. Handy & Harman Electronic Materials Corporation, pages 102, F-
45, and F-108

21.   Disclosure states the plaintiff alleges that H&H is liable for "certain consequential
       damages." Specify what the consequential damages are, and, if applicable, quantify their
       amount. See Item 103 of Regulation S-K and the item's instructions.

Compensation Benchmarking and Peer Group, page 113

22.   Your subheading and disclosure indicate that you have engaged in benchmarking of total
       compensation or material elements of compensation. Please identify the comparable
       companies in your revised prospectus. Please refer to Item 402(b)(2)(xiv) of Regulation
       S-K. Alternatively, please explain to us why your use of findings from your
       compensation consultant is not benchmarking. We may have further comment based on
       your response.

23.   Please name your compensation consultant.

Discretionary Annual Cash Performance-based Incentives, page 113; Short Term Incentive Plan,
page 121

24.   Disclosures state that:

       • The board of directors' compensation committee has adopted a short term
         incentive plan with two components: a return on invested capital component and
         a component based on the achievement of pre-determined individual objectives.

       • No bonus will be paid if either component is below a predetermined threshold.

       Disclose what the predetermined threshold of both components is for each executive
       officer. If WHX believes that disclosure of the threshold for either component would

Mr. Glen M. Kassan
November 14, 2007
Page 6

cause its competitive harm, using the standard WHX would use if requesting confidential treatment, discuss this supplementally. See instruction 4 to Item 402(b) of Regulation S-K.

25. Disclosure on page 114 that the maximum percentage of base salary that may be earned by the named executive officers is 100% appears inconsistent with disclosure on page 121 that the maximum percentage of base salary that may be earned by the participants ranges from 40% to 80%. Please reconcile the disclosures.

Perquisites and Other Compensation, page 115

26. Disclosure states that WHX provides personal benefits and perquisites to some of its named executive officers, including for "various other matters." Specify what the phrase "various other matters" encompasses.

Narrative Disclosure to Summary Compensation Table, page 116

27. Disclosure states that the board of directors' compensation committee adopted incentive arrangements for Messrs. Warren G. Lichtenstein and Glen M. Kassan on July 6, 2007. Explain the committee's reasons for adopting the incentive arrangements. Also indicate whether the arrangements are based on specified targets or objectives, and, if so, disclose the targets or objectives. If WHX believes that disclosure of the targets or objectives would cause it competitive harm, using the standard WHX would use if requesting confidential treatment, discuss this supplementally. See instruction 4 to Item 402(b) of Regulation S-K.

Long Term Incentive Plan, page 122

28. Disclosure states that the LTIP component of the bonus plan is based on a combination of the achievement of sales targets and ROIC targets over the three fiscal years beginning in 2007. If material, please disclose what the sales and ROIC targets are for each executive officer. If WHX believes that disclosure of the targets would cause its competitive harm, using the standard WHX would use if requesting confidential treatment, discuss this supplementally. See instruction 4 to Item 402(b) of Regulation S-K. Alternatively, if you have concluded that disclosure of these sales and ROIC targets is not material, please give us your supplemental analysis that explains the basis for your conclusion.

Director Compensation, page 122

29.   Disclosure in footnote (1) states that Mr. Garen W. Smith and his wife also receive medical benefits. Confirm that WHX does not have to disclose the amount of the medical benefits because they are less than $10,000. See instruction 3 to Item 402(k)(2)(vii) of Regulation S-K.

Certain Relationships and Related Transactions, page 124

30.   Disclosure states that Steel Partners provides financing to H&H, WHX, and Bairnco. Provide here the disclosures required by Item 404 of Regulation S-K.

Plan of Distribution, page 134

31.   Please tell us supplementally the level of participation by directors and officers in offering the rights. We may have further comment based on your response.

Note 6 – Acquisition, page F-18

32.   Please provide us your significance tests pursuant to Rule 3-05 of Regulation S-X related to the acquisition of ITW Buildex, now known as OMG Midwest, by a subsidiary of H&H on December 28, 2006.

Note 7 – Pensions, Other Postretirement and Post-Employment Benefits, page F-19

33.   We note your disclosure on pages F-25 and F-10 that you expect the minimum funding requirement for the WHX Pension Plan in 2007, 2008, 2009, 2010, and 2011 to be $10.8 million, $11.0 million, $8.9 million, $7.0 million, and $2.3 million. However, we also note disclosure on pages 77 and 81 which state that expected minimum funding requirements are $0.0 million, $4.6 million, $5.0 million, $3.4 million, and $1.0 million for 2008, 2009, 2010, 2011, and 2012. Please advise or revise.

Note 8 – Income Taxes, page, F-31

34.   Please revise your filing to explain the decrease in the valuation allowance for current deferred tax items as shown on page F-32. Refer to paragraph 26 of SFAS 109.

Report of Independent Registered Public Accounting Firm, page F-56

35.   We note the disclaimer opinion issued by Grant Thornton (GT) on both Bairnco
        management's assessment and the effectiveness of Bairnco's internal control over
        financial reporting. We also note the risk factor on page 25 of the document stating as
        such. We believe that a disclaimer opinion on internal control over financial reporting is
        so significant that expanded disclosure of the facts and circumstances surrounding such
        issuance is warranted. Therefore, at a minimum, please revise your risk factor to:

        •   Disclose the specific reason(s) why GT issued such an opinion, notwithstanding
            the language in the opinion indicating that it was due to insufficient evidence.

        •   Clarify whether GT identified any material weaknesses and, if so, the nature of
            those material weaknesses.

        •   Disclose any material change to your internal control over financial reporting due
            to the acquisition of Bairnco pursuant to Exchange Act Rule 15d-15(d). See
            Question 3 of "Management's Report on Internal Control Over Financial
            Reporting and Certification of Disclosure in Exchange Act Periodic Reports
            Frequently Asked Questions" available at www.sec.gov.

(1) Nature of Operations and Summary of Significant Accounting Policies, page F-63

Revenue Recognition, page F-69

36.   We note that your sales may be categorized into service revenues and rental revenues.
        To the extent material, please revise your statements of income to comply with Rule 5-
        03(b) of Regulation S-X.

Vendor Rebates, page F-69

37.   Revise your filing to disclose the amounts of vendor rebates that are accounted for as a
        reduction in cost of sales to the extent material. If the amounts are not material, so state.

(5) Accrued Expenses, page F-76

38.   Please provide a breakdown of the line item "Other accrued expenses" as of December
        31, 2006 and 2005. We note that such amounts represent 13% and 11% of total liabilities
        at those dates. Refer to Rule 5-02.20 of Regulation S-X.

Note 8 – Inventories, page F-98

39.   To the extent material, revise your document to disclose the amount of the fabrication charges charged to your customers for each period presented. Disclose where such charges are classified in your statements of income.

40.   You state on page F-99 that you deferred $4.2 million of profit arising from a liquidation of LIFO inventory, which is currently being treated as temporary, and such deferral is included in accrued liabilities on the June 30, 2007 balance sheet. We note that had you not deferred this profit as of the six months ended June 30, 2007, you would have nearly broken even. Given the materiality of the deferral, please revise your critical accounting policies and estimates section in MD&A to disclose the impact that such deferral has currently on your operating results and the impact to your operating results when it is finally recognized. Also disclose there your GAAP basis for such treatment.

Note 10 – Debt, page F-101

41.   We note on page F-102 the China foreign loan facility. Please revise your disclosure in MD&A to state the total amount that may be borrowed under the facility, the maturity date of the facility, and any restrictions, ratios, or covenants contained in the facility.

Note 13 – Commitments and Contingencies, page F-106

42.   We note each of the legal matters and environmental actions you describe beginning on page F-106. It does not appear that you have provided the necessary disclosures required by paragraphs 8-10 of SFAS 5 as of the most practicable date for the HH East and Arista Development litigation actions. Please revise your document.

Undertakings, page II-8

43.   Since the Rule 430B undertakings under subparagraphs (A) and (B) of (4)(i) and the Item 512(b) undertaking in the first full paragraph after (5)(iv) are inapplicable to this offering, please delete.

10-K

44.   Include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Exhibits 4.18, 4.19, and 4.20

45.   Since exhibits 4.18, 4.19, and 4.20 are neither filed with the 10-K nor incorporated by reference in the 10-K, it is unclear whether WHX filed the exhibits with the Commission. We note the disclosure under exhibits 4.20, 4.21, and 4.22 in the exhibit index of the S-1. Please revise in future filings.

Closing

        File an amendment to the S-1 in response to the comments. To expedite our review, WHX may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If WHX thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since WHX and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If WHX requests acceleration of the registration statement's effectiveness, WHX should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve WHX from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- WHX may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that WHX provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Staff Attorney, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steve Wolosky, Esq.
        Adam W. Finerman, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        65 East 55th Street
        New York, NY 10022-1106

        Michael Reiner, Esq.
        Breslow & Walker LLP
        100 Jericho Quadrangle, Suite 230
        Jericho, NY 11753